                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (Amendment No. 5; Final)

                                 WLR FOODS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   929286 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                CUDDY FARMS, INC.
                             732 W. MARSHVILLE BLVD.
                              MARSHVILLE, NC 28103
                              ATTN: ROBERT B. CLARK
                                 (704) 624-5055
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 MARCH 31, 1997
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)




         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages.)

                               (Page 1 of 7 Pages)

CUSIP No. 929286 10 2           SCHEDULE 13D   Page     2    of     7     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

                CUDDY FARMS, INC.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

                OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

                NORTH CAROLINA, UNITED STATES OF AMERICA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                             0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                        443,759
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                            0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                  443,759
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                443,759
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

                2.7%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

                CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 929286 10 2           SCHEDULE 13D   Page     3    of     7     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

                A.M. CUDDY
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

                AF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

                CANADA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                             0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                        443,760
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                            0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                  443,760
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                443,760
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

                2.7%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

                IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 929286 10 2           SCHEDULE 13D   Page     4    of     7     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

                CUDDY INTERNATIONAL CORPORATION
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

                AF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

                ONTARIO, CANADA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                             0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                        443,760
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                            0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                  443,760
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                443,760
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

                2.7%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

                CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 5 TO SCHEDULE 13D

         This statement amends the Schedule 13D, dated July 27, 1994, as amended by Amendment No. 1 to Schedule 13D, dated August 9, 1994, Amendment No. 2 to
Schedule 13D, dated August 29, 1994, Amendment No. 3 to Schedule 13D, dated October 26, 1994, and Amendment No. 4 to Schedule 13D, dated January 17, 1997 (as amended, the "Schedule 13D"), filed by Cuddy Farms, Inc., A.M. Cuddy and Cuddy International Corporation, with respect to the Common Stock, no par value per share, of WLR Foods, Inc. Except as expressly provided in this Amendment No. 5, the Schedule 13D speaks as of its date. Capitalized terms used without definition herein shall have the meanings ascribed to them in the Schedule 13D.


         I. The last paragraph of Item 4 of the Schedule 13D ("PURPOSE OF TRANSACTION") is hereby amended and restated in its entirety as follows:


                  "Except as set forth above, as of the date hereof, the Reporting Persons have no plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D."


         II. Item 5 of the Schedule 13D ("INTEREST IN SECURITIES OF THE COMPANY") is hereby amended and restated in its entirety as follows:


         ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

                  (a) On August 29, 1994, the closing of the transactions contemplated by the Asset Purchase Agreement occurred, and 1,774,999 Shares (1,183,333 Shares adjusted for a 3 for 2 stock split effective on May 12, 1995) were issued by the Company to the Voting Trustee for the benefit of Cuddy under the Voting Trust Agreement. An additional 165,000 Shares could have been issued for the benefit of Cuddy under the Asset Purchase Agreement in connection with certain post-closing adjustments. On October 26, 1994, Cuddy, Cuddy International, the Company and Wampler-Longacre reached agreement on the post-closing adjustments and, as a result, the additional 165,000 Shares will not be issued and the cash portion of the purchase price was reduced by approximately $6.3 million. On January 17, 1997, the first (out of three) closings of the transactions contemplated by the Stock Repurchase Agreement occurred, and Cuddy sold to the Company (and the Voting Trustee transferred to the Company) 887,499 Shares at a price of $10.00 in cash per Share. On March 31, 1997, the second (out of three) closings of the transactions contemplated by the Stock Repurchase Agreement occurred, and Cuddy sold to the Company (and the Voting Trustee transferred to the Company) 443,750 Shares at a price of $10.00 in cash per Share. The Reporting Persons currently beneficially own the following numbers of Shares (adjusted for a 3 for 2 stock split effective on May 12, 1995): Cuddy - 443,759 Shares; Cuddy International
         - 443,760 Shares; and A.M. Cuddy - 443,760 Shares, representing approximately 2.7% of the issued and outstanding Shares of the Company. Each of the Reporting Persons shares the power to vote and to dispose of the Shares beneficially owned by him or it with the Company pursuant to the Voting Trust Agreement.

                  Except as set forth in this Item 5(a), none of the Reporting Persons, Limited, Holdings nor, to the best of the knowledge of any of the Reporting Persons, any of the persons listed in Schedule I hereto, beneficially owns any Shares.

                  (b) Except as set forth in Item 5(a) hereof, none of the Reporting Persons, Limited, Holdings nor, to the best of the knowledge of any of the Reporting Persons, any of the persons listed in Schedule I hereto, currently has sole or shared power to vote, to direct the vote, to dispose or direct the disposition of any Shares.

                  (c) Except as set forth in Item 5(a) hereof, there have been no transactions in Shares that were effected during the past 60 days by the Reporting Persons, Limited, Holdings nor, to the best of the knowledge of any of the Reporting Persons, any of the persons listed in
         Schedule I hereto.

                  (d)  Not applicable.

                  (e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the issued and outstanding Shares of the Company on March 31, 1997. Accordingly, the Reporting Persons no longer have a reporting obligation under Section 13(d) of the Exchange Act, and the Reporting Persons intend not to further amend their report on
         Schedule 13D to reflect changes in the facts set forth herein which may occur after the date hereof.




                      [Signatures appear on following page]

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  April 7, 1997


                                      CUDDY FARMS, INC.


                                      By: /s/ Peter N.T. Widdrington
                                          ----------------------------------
                                          Name: Peter N.T. Widdrington
                                          Title: Chairman of the Board



                                      CUDDY INTERNATIONAL CORPORATION


                                      By: /s/ A.M. Cuddy
                                          ----------------------------------
                                          Name: A.M. Cuddy
                                          Title: Chairman of the Board



                                          /s/ A.M. Cuddy
                                          ----------------------------------
                                          A.M. Cuddy